Exhibit 1

HQ/CS/26th AGM/14864

2 July 2012

Sub:    Notice for Annual General Meeting &

Intimation of Book Closure Dates of the Company.

Dear Sir,

NOTICE is hereby given that the Twenty Sixth Annual General Meeting of Tata Communications Limited will be held at 1100 hours on Friday, 27 July 2012, at MC Ghia Hall, Bhogilal Hargovindas Building, Second Floor, 18/20 Kaikhushru Dubash Marg, Kalaghoda, Mumbai – 400023 to transact the business as enlisted in the Annual Report containing Notice along with the Explanatory Statement dispatched to the shareholders.

As part of green initiative of Corporate Governance by the Ministry of Corporate Affairs, the aforesaid Notice along with the Balance Sheet as at 31 March 2012, Profit & Loss Account for the year ended on that date, Directors’ Report and Auditors’ Report there on and other document forming part of the Annual Report have been sent electronically to those Members who have registered their email addresses with their Depository Participants and as made available to the Company by Depositories. The documents are also available on the Company’s website: http://www.tatacommunications.com/investors/ performance.asp and available for inspection at the registered Office of the Company during the office hours.

Pursuant to section 154 of the Companies Act 1956 and clause 16 of the listing agreement, please be informed that the Register of Transfers and Register of Members of the Company shall remain closed from 18 July 2012 to 27 July 2012 (both days inclusive) for the purpose of ascertaining eligibility to dividend. Dividend on Equity Shares as recommended by the Directors for the year ended 31 March 2012, when declared by the members at the Annual General Meeting, will be paid as below:

(i)	to those shareholders whose names appear on the Company’s Register of Members after giving effect to all valid share transfers in physical form lodged with the Registrar & Transfer Agents (R&T Agents) of the Company on or before Tuesday, 17 July 2012.

(ii)	in respect of shares held in electronic form, to those “deemed members” whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business on Tuesday, 17 July 2012. In respect of shares held in demat mode, the dividend will be paid on the basis of beneficial ownership as per details to be furnished by NSDL and CDSL for this purpose.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

Yours faithfully,
For Tata Communications Limited

Satish Ranade
Company Secretary & Chief Legal Office

To,

1)	The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.